 17870 Castleton Street, Suite 250, City of Industry, CA 91748

December 21, 2016

Via Edgar

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director
Re: Stocosil Inc. — Request for Qualification
Offering Statement on Form 1-A
Filed December 19, 2016
File No. 024-10610
_______________________________________________

Dear Mr. Riedler:
We respectfully request that the above referenced Offering Statement on Form. 1-A for Stocosil Inc., a Delaware corporation, be declared qualified by the Securities and Exchange Commission at 10:00 AM Eastern Time on Wednesday, December 28, 2016.
Very truly yours,
/s/ Pyng Soon
Pyng Soon, CEO
Stocosil Inc.